

Mail Stop 3561

November 21, 2018

Jeffrey Binder
Chief Executive Officer
CLS Holdings USA, Inc.
11767 South Dixie Highway, Suite 115
Miami, FL 33156

> **Re:** **CLS Holdings USA, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 6, 2018**
> **File No. 333-227089**

Dear Mr. Binder:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2018 letter.

Selling Stockholders, page 31

1.   In the sixth paragraph if this section, you indicate, based on representations from the selling shareholders, that none are broker dealers. But it appears that WestPark Capital, Inc. is a broker dealer. Please revise this paragraph accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry, Staff Attorney, at (202) 551-3621 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products